Exhibit 99.1

Tri-Tech Holding Reports First Quarter 2013 Financial Results

Conference Call Scheduled on May 15, 2013 at 8:00 PM EDT

BEIJING, May 15, 2013 /PRNewswire-Asia-FirstCall/ -- Tri-Tech Holding Inc. (Nasdaq: TRIT), which provides turn-key water resources management, water and wastewater treatment, industrial safety and pollution control solutions, announced its financial performance for the first quarter ended March 31, 2013. Highlights include the following:

•	In the first quarter, the Company’s revenues declined by 45.5% to $10.5 million, compared to $19.2 million in first quarter 2012.

•	In the first quarter, gross profit declined by 55.3% to $2.3 million compared to $5.2 million in first quarter 2012. Gross margin decreased to 22.3% from 27.1% in the first quarter of 2012.

•	The Company had a Loss from operations of $1.6 million, compared to income from operations of $1.5 million in first quarter of 2012.

•	Net loss was $1.1 million, compared to net income of $1.4 million in the same period of 2012.

•	Weighted average number of diluted shares outstanding was 8,238,406 compared to 8,317,224 in the same period in 2012.

•	Diluted earnings per share was a loss of $0.13 compared to a gain of $0.17 per share in the same period of 2012

Mr. Gavin Cheng, CEO of Tri-Tech Holding Inc. commented, “The Company has experienced another quarter of loss due primarily to delays in implementing a number of projects as clients required project design adjustments. These delays in turn slowed project-related revenue recognition. As new competitors entered the market and competed on pricing, our gross margin suffered. In an effort to broaden its market coverage, the Company increased spending and efforts in sales and marketing. The Company believes its strategies will position the Company well for the long term and thanks our shareholders for their continued confidence in these efforts and our Company.”

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FY2012 Financial Performance Metrics

Revenue

Revenue decreases were primarily attributable to a decrease of 50.7% in the system integration category, from $18,532,662 in the first quarter of 2012 to $9,137,158 in the same period for 2013. Of the system integration category, revenue from the Ordos project decreased from $3,132,366 for the period ended March 31, 2012 to $559,116 in the same period 2013 because the project was primarily completed. In order to reduce cash flow pressures, we evaluated the projects we planned to bid on and elected not to bid on domestic BT projects, which typically require significant investments and feature slower client payment periods. At the same time, these BT projects are typically higher-value projects, so the absence of these projects from 2013 results significantly reduced our revenues.

Gross Margin

Our gross margin decrease was largely a result of increases in material and equipment costs and labor subcontracting costs. Shifting from BT projects, which usually have higher gross margins, also contributed the lower gross margin.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation, marketing, travel and business entertainment expenses. In the first quarter of 2013, total selling and marketing expenses increased by 24.5%, from $838,993 in the first quarter of 2012 to $1,044,526 in the same period of 2013 as a result of the increased efforts required to drive revenue from a larger number of lower-value projects in light of our move away from BT projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation costs, rental expenses, professional fees, and other overhead expenses. General and administrative expenses increased by $45,651 from $2,853,360 in the first quarter of 2012 to $2,899,011 in the first quarter of 2013 due largely to first quarter 2013 costs associated with reducing our headcount in the fourth quarter of 2012.

Loss before Income Taxes

In the quarter ended March 31, 2013, our net loss before provision for income taxes was $1,192,508, a decrease of $2,939,690 compared to net income before income tax of $1,747,182 in the same period in 2012. The Company’s provision for income taxes decreased by 82.6%, from $314,493 in the first three months of 2012 to $54,749 in the same period in 2013. Some of the entities were income tax free because of loss while the others were taxable, so the Company had income tax expenses in spite of overall net loss. In the period ended March 31, 2013, net loss attributable to the shareholders of TRIT was $1,098,773, a decrease of $2,536,898, from net income of $1,438,125 for the same period in 2012.

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Liquidity and Capital Resources

Our liquidity and available capital resources are impacted by four key components: (i) cash and cash equivalents, (ii) operating activities, (iii) financing activities, and (iv) investing activities.

Cash and Cash Equivalents

As of March 31, 2013, our cash and cash equivalents amounted to $6,014,862. The restricted cash as of March 31, 2013 and December 31, 2012 amounted to $7,523,965 and $7,816,967, respectively, which are not included in the total amount of cash and cash equivalents. The restricted cash consisted of deposits as collateral for the issuance of letters of credit. Our subsidiaries that own these deposits do not have material cash obligations to any third parties. Therefore, the restriction does not impact our liquidity.

Operating Activities

Net cash used in operating activities was $693,046 for the three months ended March 31, 2013, compared with $7,731,944 in the same period in 2012. The decrease of $7,038,898 in operating cash outflow was caused by our strategic adjustments and cost control efforts in 2012. Net accounts and notes receivable increased from $18,598,110 on December 31, 2012 to $19,689,826 on March 31, 2013, an increase of 5.9%. Current unbilled receivables increased from $27,954,525 on December 31, 2012 to $28,267,776 on March 31, 2013, an increase of 1.1%. The remaining portion was mainly due to the decreased accounts payable and cost accruals, due to the drop in total revenue.

Investing Activities

Net cash used in investing activities was $177,287 during the three months ended March 31, 2013, a decrease of $197,800 from net cash used in investing activities of $375,087 in the same period of 2012. Currently we have no further plan to add capital expenditure.

Financing Activities

The cash used in by financing activities was $1,365,888 in the three months ended March 31, 2013, compared to cash provided by financing activities of $3,317,057 in the same period of 2012. The decrease was due to paying back bank borrowings and loans from third-party companies and a noncontrolling shareholder.

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Restricted Net Assets

As of both March 31, 2013 and December 31, 2012, restricted retained earnings were $2,246,910, and restricted net assets were $4,878,975. Unrestricted retained earnings as of March 31, 2013 and December 31, 2012 were $15,939,623 and $17,038,396, respectively, which were the amounts available for distribution in the form of dividends or for reinvestment.

Working Capital and Cash Flow Management

As of March 31, 2013, our working capital was $24,916,099, with current assets totaling $86,514,353 and current liabilities totaling $61,598,254. Of the current assets, cash and cash equivalents was $6,014,862. We believe our current assets are sufficient to meet our capital requirements for the next 12 months.

To support our operations, we plan to sell our real property in Baoding, along with all construction including the costs of construction and operation expended since acquisition for approximately $18 million. We acquired this property on November 26, 2010. The sale is expected to close before the end of 2013 and we expect to break even on the sale. This fund will support our operating cash flow and the corporate bond will be removed from financing cash flow.

Order Backlog and Pipelines

The Company’s backlog represents the amount of contract work remaining to be completed, that is, revenues from existing contracts and work in progress expected to be recognized in current period, based on the assumption that these projects will be completed on time according to the project schedules. The Company evaluates the ongoing projects regularly and updates the schedules as appropriate.

The following table provides backlogs by segments for as of March 31, 2013 and December 31, 2012, respectively.

	March 31, 2013		December 31, 2012
	USD Million	% of Total Backlog	USD Million	% of Total Backlog
Segment 1:	37.8	60.2%	38.7	64.4%
Segment 2:	8.3	13.3%	6.7	11.1%
Segment 3:	16.6	26.5%	14.7	24.5%
Total	62.7	100.0%	60.1	100.0%

Our pipeline represents the values of projects we have been actively pursuing. The pipeline by the ended of March 31, 2013 was $38.1 million in Segment 1, $23.7 million in Segment 2 and $5.4 million in Segment 3.

Having a dynamic nature, the values of secured projects move from pipeline into backlog and backlog to revenue based on percentage of completion, sometimes simultaneously. The backlog increased by $2.6 million from December 31, 2012 to March 31, 2013, which is because we successfully bid for new contracts.

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Conference Call

Tri-Tech Chairman Warren Zhao, CEO Gavin Cheng, CFO & President Phil Fan and COO Peter Dong will host a conference call at 8:00PM EDT, May 15, 2013, (8:00AM Beijing/Hong Kong Time on May 16, 2013) to review the company's financial results and outlook of operations, to discuss our growth strategies and to respond to questions and comments.

To participate, call U.S. toll free number (877) 941- 8416 approximately 10 minutes before the call. International callers, please dial 1 (480) 629 - 9808. The conference ID number is 4619281. A live and archived webcast of the call will be available at http://public.viavid.com/index.php?id=104728. A MP3 file will be available one hour after the call and will be archived for 90 days at www.tri-tech.cn/ir.

-FINANCIAL TABLES –

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TRI-TECH HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets
Cash	$6,014,862	$8,098,657
Restricted cash	4,977,526	4,352,443
Accounts and notes receivable, net of allowance for doubtful accounts of $1,549,227 and $1,475,771 as of March 31, 2013 and December 31, 2012, respectively	19,689,826	18,598,110
Unbilled revenue	28,267,776	27,954,525
Other current assets	3,618,626	3,825,770
Inventories	9,677,020	8,459,073
Deposits on projects	1,285,829	1,469,550
Prepayments to suppliers and subcontractors	12,982,888	9,353,490
Total current assets	86,514,353	82,111,618
Long-term unbilled revenue	42,624,081	51,219,694
Long-term accounts receivable	517,748	413,770
Plant and equipment, net	1,672,292	1,764,784
Construction in progress	5,537,946	5,359,466
Intangible assets, net	10,750,434	10,902,932
Long-term restricted cash	2,546,439	3,464,524
Goodwill	1,441,278	1,441,278
Total Assets	$151,604,571	$156,678,066

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$4,732,420	$5,890,511
Costs accrual on projects	22,165,069	23,637,751
Advance from customers	865,281	1,157,247
Loans from third party companies and individual	4,619,651	6,400,659
Amount due to noncontrolling interest investor	6,525,751	9,047,068
Amount due to related party	1,668,604	1,656,420
Other payables	581,208	461,258
Taxes payable	6,021,909	5,577,533
Accrued liabilities	524,101	485,354
Payable on investment consideration	582,966	582,966
Deferred income taxes	2,040,315	1,782,786
Deferred revenue	264,386	289,485
Short-term bank borrowing (including VIE short-term borrowing of the consolidated VIEs without recourse to Tri-Tech Holdings of $6,221,064 and $2,754,158 as of March 31, 2013 and December 31, 2012, respectively)	11,006,593	8,150,041
Total current liabilities	61,598,254	65,119,079
Noncurrent deferred income taxes	3,489,747	3,699,790
Long-term bank borrowings	16,475	17,976
Corporate Bond	7,935,122	7,935,122
Total Liabilities	73,039,598	76,771,967

Equity
Tri-Tech Holding Inc. shareholders' equity
Ordinary shares ($0.001 par value, 30,000,000 shares authorized; 8,259,506 and 8,259,506 shares issued as of March 31, 2013 and December 31, 2012, respectively; 8,238,406 and 8,238,406 shares outstanding as of March 31, 2013 and December 31, 2012, respectively)	8,259	8,259
Additional paid-in-capital	50,257,633	50,119,428
Statutory reserves	2,246,910	2,246,910
Retained earnings	15,939,623	17,038,396
Treasury shares (21,100 shares in treasury as of March 31, 2013 and December 31, 2012, respectively)	(193,750)	(193,750)
Accumulated other comprehensive income	4,891,220	5,086,827
Total Tri-Tech Holding Inc. shareholders' equity	73,149,895	74,306,070
Noncontrolling interests	5,415,078	5,600,029
Total equity	78,564,973	79,906,099
Total Liabilities and Equity	$151,604,571	$156,678,066

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TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Three Months Ended March 31,
	2013	2012
	(Unaudited)	(Unaudited)
Revenues:
System integration	$9,137,158	$18,532,662
Hardware products	1,341,670	688,650
Total revenues	10,478,828	19,221,312
Cost of revenues
System integration	7,180,386	13,584,217
Hardware products	963,749	419,595
Total cost of revenues	8,144,135	14,003,812
Gross profit	2,334,693	5,217,500
Operating expenses:
Selling and marketing expenses	1,044,526	838,993
General and administrative expenses	2,899,011	2,853,360
Research and development expenses	9,162	68,870
Total operating expenses	3,952,699	3,761,223
(Loss) Income from operations	(1,618,006)	1,456,277
Other income (expense):
Other income (expense), net	1,187,348	672,495
Interest income	10,268	41,774
Interest expense	(772,118)	(435,773)
Investment gain	—	5,409
Fair Value change on contingent investment consideration	—	7,000
Total other income (expenses), net	425,498	290,905
(Loss) Income before provision for income taxes	(1,192,508)	1,747,182
Provision for income taxes	54,749	314,493
Net (loss) income	(1,247,257)	1,432,689
Less: Net (loss) income attributable to noncontrolling interests	(148,484)	(5,436)
Net (loss) income attributable to Tri-Tech Holding Inc. shareholders	$(1,098,773)	$1,438,125
Net (loss) income	(1,247,257)	1,432,689
Other comprehensive income
Foreign currency translation adjustment	(232,074)	193,353
Comprehensive (loss) income	(1,479,331)	1,626,042
Less: Comprehensive (loss) income attributable to noncontrolling interests	(184,951)	8,429
Comprehensive (loss) income attributable to Tri-Tech Holding Inc.	$(1,294,380)	$1,617,613
Net (loss) income attributable to Tri-Tech Holding Inc. shareholders per share are:
Basic	$(0.13)	$0.18
Diluted	$(0.13)	$0.17
Weighted average number of ordinary shares outstanding:
Basic	8,238,406	8,208,480
Diluted	8,238,406	8,317,224

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TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Three Months Ended March 31,
	2013	2012
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,247,257)	$1,432,689
Adjustments to reconcile net (loss) income to cash used in operating activities:
Amortization of share-based compensation expense	138,205	90,913
Depreciation and amortization	309,944	285,479
Provision for doubtful accounts	65,773	152,717
Loss on disposal of plant and equipment	12,003	—
Deferred income taxes	54,749	314,493
Fair value change on contingent investment consideration	—	(7,000)
Gain on investment in joint venture	—	(5,409)
Changes in operating assets and liabilities:
Accounts and notes receivable	(1,241,770)	(3,160,643)
Unbilled revenue	8,289,666	(8,837,581)
Restricted cash	316,761	280,518
Other current assets	386,473	(1,258,278)
Inventories	(1,231,663)	762,767
Prepaid expenses	(38,225)	(133,743)
Prepayments	(3,574,243)	(267,700)
Accounts payable	(1,397,701)	(5,294,693)
Notes payable	—	(59,248)
Cost accrual on projects	(1,556,734)	10,693,084
Advance from customers	(401,072)	(634,643)
Other payables	(32,707)	(1,856,643)
Taxes payable	427,581	(154,840)
Accrued liabilities	53,717	(74,183)
Deferred revenue	(26,546)	—
Net cash used in operating activities	(693,046)	(7,731,944)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from disposal of plant and equipment	1,150	—
Payment to purchase plant and equipment	(27,718)	(118,550)
Cash paid for construction in progress	(150,719)	(41,125)
Payment in business acquisition	—	(75,159)
Payment of loan to joint venture	—	(250,000)
Payment of loan to third-party companies	—	(190,253)
Collection of loan to third-party companies	—	300,000
Net cash used in investing activities	(177,287)	(375,087)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	4,243,848	3,408,695
Payment of bank borrowing	(1,435,083)	—
Proceeds from loan from third-party companies	—	215,620
Payment of loan from third-party companies	(1,291,799)	(307,258)
Payment of loan from non-controlling shareholders	(2,882,854)	—
Net cash (used in) provided by financing activities	(1,365,888)	3,317,057

EFFECTS OF EXCHANGE RATE CHANGE IN CASH	152,426	394,818

NET DECREASE IN CASH	(2,083,795)	(4,395,156)

CASH, beginning of the period	8,098,657	11,935,746
CASH, end of the period	$6,014,862	$7,540,590

Supplemental disclosure for cash flow information:
Income taxes paid	$87,637	$154,361
Interest paid on debt	$534,748	$151,606

Supplemental disclosure for noncash investing activity:
Fair value change on contingent consideration payable	—	(7,000)
Gain on long-term investment to India Joint Venture	—	5,409

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About Tri-Tech Holding Inc.

Tri-Tech is an innovative provider of consulting, engineering, procurement, construction and technical services. The Company supports government, state owned entities and commercial clients by providing efficiency oriented solutions focused on treatment of water and waste water, management of water resources and water-efficient irrigation, as well as industrial emission and safety controls. With software copyrights, product patents, and capable employees in China, the U.S. and India, Tri-Tech’s capabilities span the cycle of innovation. Please visit www.tri-tech.cn for more information.

An online investor kit including a company profile, presentations, press releases, current price quotes, stock charts and other valuable information for investors is available at http://www.tri-tech.cn/ir. To subscribe to future releases via e-mail alert, visit http://www.tri-tech.cn/ir/info/request.

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tri-Tech Holding Inc.

www.tri-tech.cn
IR Department
+86 10 57323666
ir@tri-tech.cn

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